Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust
Conference Call and Webcast Announcement

Calgary, July 29, 2010 (TSX - PWT.UN; NYSE - PWE)  Penn West Energy Trust (“Penn West”) is scheduled to release its second quarter results on Thursday, August 5, 2010 prior to market open. Following the release of its financial results, Penn West will conduct a conference call as outlined below:

    Date:         Thursday, August 5, 2010

    Time:         10:00 a.m. MT (12:00 p.m. ET)

    Call:       800-952-4972 North American toll-free

    Replay:      800-408-3053, passcode 3676641
                      (recording available to August 19, 2010)

    Webcast: http://events.digitalmedia.telus.com/pennwest/080510/index.php

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com